[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: (212) 859-8468
Fax: (212) 859-4000
andrew.barkan@friedfrank.com

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE STAFF. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE SECURTIES AND EXCHANGE COMMISSION’S RULES ON INFORMATION AND REQUESTS WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

October 5, 2015

VIA EDGAR AND COURIER

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             GMS Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 1, 2015

File No. 333-205902

Dear Mr. Ingram:

This letter sets forth the response of GMS Inc. (the “Company”) to the comment letter, dated September 15, 2015 of the staff of the Division of Corporation Finance (the “Staff”) with respect to Amendment No. 1 to the Registration Statement on Form S-1 of the Company filed on September 1, 2015 (the “Registration Statement”).  This letter is being filed today with Amendment No. 2 to the Registration Statement (“Amendment No. 2”).  In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence.  We have also sent to your attention via courier courtesy copies of Amendment No. 2 marked to show changes to the Registration Statement.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Securities and Exchange Commission

Confidential Treatment Requested by GMS Inc.

October 5, 2015

For reasons of business confidentiality, in a separate letter dated the date hereof, the Company is requesting that certain information not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C. §552 or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R.200.83) adopted under the Freedom of Information Act, and in compliance with the applicable procedures, a complete copy of this letter will be provided only in paper form and not filed electronically as correspondence under the Securities and Exchange Commission’s EDGAR system. The information for which the Company has requested confidential treatment is circled in the letter submitted to the Staff in paper form and the omitted information is identified by the symbol “[***]” in the copy filed electronically on EDGAR.

Equity-Based Compensation, page 74

1.                   Please provide us with an analysis of any equity issuances since the Acquisition, as well as any planned equity issuances.  For each issuance, please tell us:

•                                          the fair value of your underlying common stock used and your basis for this fair value, including a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value;

•                                          the significant factors that contributed to differences in the fair value determined between each valuation date, beginning with the valuation on the Acquisition Date.

To the extent applicable, reconcile the fair values you used for equity transactions to sales of common stock during the period and the fair value indicated by the anticipated IPO price.  We will not be able to complete our evaluation of your disclosure on page 74 until the IPO range has been disclosed.  Please also tell us when you first initiated discussions with the underwriters regarding the IPO.

Response:

General Background—Fair Value: Significant Factors, Assumptions and Methodologies

In determining the fair value of its common stock, the Company utilizes methodologies, approaches and assumptions that are consistent with the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.”  In the absence of a public trading market, the Company’s board of directors, with input from management, determines a reasonable estimate of the fair value of its common stock based on an analysis of the key relevant factors, including:

•                  the lack of marketability of its common stock because the Company is a private company with illiquid securities;

Securities and Exchange Commission

Confidential Treatment Requested by GMS Inc.

October 5, 2015

•                  the likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of the Company in light of prevailing market conditions;

•                  the nature and history of its business;

•                  its current and historical operating performance and financial condition;

•                  its expected future operating performance;

•                  the value of companies that it considers to be peers based on a number of factors, including, but not limited to, similarity to the Company with respect to industry, business model, stage of growth and intangible value;

•                  industry information, such as market size and growth;

•                  general economic conditions; and

•                  the risks involved in an investment in the Company, including earnings stability, capital structure, competition and market potential.

As described in further detail below under “Summary of Equity Issuances and Repurchases—Discussion of Calendar Year 2014 Stock Option Grants,” approximately 91% of the options the Company has issued since April 1, 2014 were issued within six months of the Acquisition with an exercise price set at a 25% premium to the price per share paid by the Sponsor in the Acquisition of $100 per share.  For these options, the Acquisition price was the most significant factor considered in setting the exercise price per share.

Summary of Equity Issuances and Repurchases

Share Issuances and Repurchases following the Acquisition

Following the Acquisition, the Company issued shares of its common stock in the following transactions:

Date	Number of shares issued	Fair value per share	Total (in ‘000’s)	% of total
September 16, 2014	13,500	$100	$1,350	33.0%
October 16, 2014	2,000	$100	$200	4.9%
April 1, 2015	4,667	$150	$700	11.4%
April 2, 2015	3,333	$150	$500	8.1%
April 17, 2015	15,701	$150	$2,355	38.3%
April 20, 2015	1,767	$150	$265	4.3%
Total	40,968			100.0%

In connection with our former Chief Operating Officer’s departure on May 1, 2015, the Company agreed to repurchase an aggregate of 38,844 shares of common stock from him for an aggregate

Securities and Exchange Commission

Confidential Treatment Requested by GMS Inc.

October 5, 2015

purchase price of approximately $5.8 million, or $150 per share, consistent with the most recent determination of the fair value of the Company’s common stock at the time of repurchase.

Stock Option Issuances

A summary of stock options issued from April 1, 2014 to the current date is set forth below:

Grant Date	Number of shares underlying options	% of total	Exercise price per share	Estimated fair value per share
Calendar 2014 Grants
May 26, 2014	214,025	77.0%	$125	$100
August 11, 2014	26,532	9.5%	$125	$100
September 16, 2014	12,000	4.3%	$125	$100
Subtotal 2014	252,557	90.8%

Calendar 2015 Grants
March 23, 2015	20,456	7.4%	$150	$150
April 8, 2015	5,000	1.8%	$150	$150
Subtotal 2015	25,546	9.2%
Total	278,013	100.0%

Other than as contemplated by the IPO, or pursuant to the exercise of outstanding options to purchase its common stock listed above, the Company respectfully advises the Staff that it does not presently have any planned equity issuances.

Discussion of Calendar Year 2014 Stock Option Grants

As indicated in the stock option table above, approximately 91% of the stock options issued following the Acquisition were issued within less than six months of the closing with an exercise price of $125 per share (such stock options hereinafter referred to as the “2014 Options”).  In connection with the Acquisition, the Sponsor, co-investors and management investors paid $100 per share to acquire Company stock, which was calculated by dividing the aggregate equity contribution of $318,387,000 by the 3,183,870 shares issued in exchange for the contribution.  This price was arrived at following an auction process and arms’-length negotiations with the Sponsor.  Therefore, the Company determined that the Acquisition price provided the best estimate of the fair value of the common stock as of the closing and, given that there were no significant changes to the business during the six month period following closing, continued to be the best estimate of fair value during that time.  In addition to the factors noted above, the Company believes the value of $100 per share continued to be the fair value of the shares underlying the 2014 Options for the following reasons:

Securities and Exchange Commission

Confidential Treatment Requested by GMS Inc.

October 5, 2015

•                  The Company’s actual results did not vary significantly from those originally projected during the valuation of the Company in connection with the Acquisition by the Sponsor.

•                  Although the Company’s financial performance continued to improve in line with its existing financial projections during this period, no fundamental changes occurred in the Company’s business model, performance, industry dynamics or strategies originally contemplated by the Sponsor in evaluating the final purchase price paid.

•                  The Company did not revise its strategic plans or projections during this period.

•                  There was continued uncertainty surrounding any potential liquidity event.

•                  Over this period, publicly traded companies that are comparable to the Company generally did not experience any meaningful improvements in performance.

The 2014 Options were all issued with an exercise price per share of $125, which reflected a 25% premium to the $100 per share price paid by the Sponsor at the closing of the Acquisition.  The decision to set the exercise price at a 25% premium was based on the board of directors’ desire to incent and retain option holders in a way that would more closely align the interests of the option holders with those of the Sponsor. Given the proximity of the grant dates of the 2014 Options to the Acquisition, the fact that they were issued at a significant premium to the price paid by the Sponsor to acquire shares and (as noted above) that there were not any significant changes to the business during that period, the Company believes that the $125 per share exercise price was appropriate during that period.

Discussion of Calendar Year 2015 Stock Option Grants

The Company issued approximately 9% of the stock options issued following the Acquisition in calendar year 2015.  The per share exercise price of these options was determined based on the most recent fair value of the common stock as determined by the board of directors following its review and consideration of reports issued by a independent third party valuation firm.

In late 2014, the Company retained a third party valuation firm to provide an opinion as to the fair value of the Company’s common stock for compensatory purposes.  On May 4, 2015 this valuation firm provided its opinion as to the fair value of the Company’s common stock as of January 31, 2015, and on June 18, 2015 this valuation firm provided its opinion as to the fair value of the Company’s common stock as of April 30, 2015, in each case using an income approach and market approach, each equally weighted.

The Company believes that an equal weighting of the two methods is appropriate because doing so utilizes both management’s expectations of future results and an estimate of the market’s valuation of companies similar to the Company.  Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, the

Securities and Exchange Commission

Confidential Treatment Requested by GMS Inc.

October 5, 2015

amount and timing of expected future cash flows, as well as the relevant comparable company sales and earnings multiples for the market approach.

Significant Factors that Contributed to Differences in Fair Value: Summary of Valuations

For a discussion of the Company’s determination of fair value of common stock on the Acquisition Date and the six month period that followed, please see “Summary of Equity Issuances and Repurchases—Discussion of Calendar Year 2014 Stock Option Grants” above.

Change in value from April 1, 2014 to January 31, 2015

The estimated fair value of the Company’s common stock increased from approximately $100 per share of common stock as of April 1, 2014 to approximately $150 per share of common stock as of January 31, 2015.  The increase in fair value of the Company’s common stock was primarily a result of the Company’s actual and projected financial performance and results of operations.  In particular, the Company experienced improvement in both projected net sales and projected Adjusted EBITDA, two primary metrics that are indicative of its overall financial performance.  This resulted in an increase in value measured by the income approach.  The following provides certain highlights with respect to the Company’s improved operating performance between April 1, 2014 and January 31, 2015:

•                  Actual net sales for the twelve month period ended January 31, 2015 were $1.5 billion compared to $1.3 billion for twelve month period ended April 1, 2014.

•                  Projected net sales for the twelve month period beginning on January 31, 2015 were $[***] compared to $[***] for the twelve month period beginning April 1, 2014.

•                  The projected net sales include sales of $[***] related to the acquisition of J&B, which was not finalized until March 16, 2015.

•                  Actual Adjusted EBITDA for the twelve month period ended January 31, 2015 was $96.8 million compared to $84.9 million for the twelve month period ended April 1, 2014.

•                  Projected Adjusted EBITDA for the twelve month period beginning on January 31, 2015 was $[***] compared $[***] for the twelve month period beginning April 1, 2014.

•                  Projected Adjusted EBITDA included contributions of $[***] from J&B.  The J&B acquisition was finalized on March 16, 2015.

The Company attributes its improved operating performance from April 1, 2014 to January 31, 2015 primarily to growth related to both organic expansion and strategic acquisitions.  During this period, the Company acquired: (i) Contractors’ Choice Supply on August 1, 2014; (ii) Drywall Supply, Inc. on October 1, 2014; and (iii) Allsouth Drywall Supply on

Securities and Exchange Commission

Confidential Treatment Requested by GMS Inc.

October 5, 2015

November 24, 2014.  In addition, the Company entered into an agreement to acquire J&B during this period, although this acquisition did not close until March 16, 2015.

Change in value from January 31, 2015 to April 30, 2015

The estimated fair value of the Company’s equity increased from approximately $150 per share of common stock as of January 31, 2015 to approximately $170 per share of common stock as of April 30, 2015.  This increase was due to the increase in value resulting from the application of the market approach combined with the results of the income approach to valuation.  The following provides details of this improvement:

•                  Over this period, publicly traded companies that are comparable to the Company generally experienced an improvement in performance.

•                  Actual net sales for the twelve month period ended April 30, 2015 were $1.6 billion compared to $1.5 billion for the twelve month period ended January 31, 2015.

•                  Projected net sales for the twelve month period beginning on April 30, 2015 were $[***] compared to the $[***] for the twelve month period beginning on January 31, 2015.

•                  Actual Adjusted EBITDA for the twelve month period ended April 30, 2015 was $105.8 million compared to $96.8 million for the twelve month period ended on January 31, 2015.

•                  Projected Adjusted EBITDA for the twelve month period beginning on April 30, 2015 was $[***] compared to $[***] for the twelve month period beginning on January 31, 2015.

Initial Discussions with Underwriters

In response to the Staff’s comment, the Company respectfully advises the Staff that, following the Acquisition, it and the Sponsor began exploratory discussions with potential underwriters regarding a potential initial public offering (“IPO”), and formal discussions regarding the Company’s anticipated IPO were initiated with the potential underwriters in February 2015.

Reconciliation to IPO Price

As the completion of the IPO nears and becomes more probable, the per share value of the Company’s common stock is expected to increase as a result of several factors, including its continued performance in meeting expected operating performance, as well as the performance of comparable companies in its market sector.  In addition, the Company expects to use a substantial portion of the IPO proceeds to repay indebtedness, which will also drive a further increase in the per share value of the Company’s common stock, as the

Securities and Exchange Commission

Confidential Treatment Requested by GMS Inc.

October 5, 2015

amount of leverage in the Company’s capital structure results in greater relative changes to the Company’s equity value than the Company’s overall enterprise value.  Furthermore, the anticipated IPO price will necessarily assume that the IPO has occurred and a public market for the Company’s common stock has been created, and therefore will exclude any discount for lack of marketability of the Company’s common stock.  The Company acknowledges the Staff’s comment to reconcile the fair values used by the Company for equity transactions to the fair value indicated by the anticipated IPO price.  The Company will provide such reconciliation to the Staff in a subsequent communication when the price range of the anticipated offering is available.

Other Relationships and Transactions, page 126

2.                   We note your revisions to the fourth paragraph under this heading.  Please disclose the approximate dollar value amount of Messrs. Mueller, Callahan and Adams’ interests in the transactions with SWP.  Please refer to Item 404(a)(4) of Regulation S-K and comment 14 of our letter dated August 24, 2015.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 134 of Amendment No. 1.

If you have any questions, please feel free to contact the undersigned at (212) 859-8468.

Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Andrew B. Barkan

Andrew B. Barkan

cc:                                G. Michael Callahan, Jr. (GMS Inc.)

H. Douglas Goforth (GMS Inc.)

Peter J. Loughran (Debevoise & Plimpton LLP)

Leland Benton (Securities and Exchange Commission)

Jenn Do (Securities and Exchange Commission)

Terence O’Brien (Securities and Exchange Commission)